UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

February 11, 2022

Commission File Number: 001-38159

BRITISH AMERICAN TOBACCO P.L.C.
(Translation of registrant’s name into English)

Globe House
4 Temple Place
London WC2R 2PG
United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒              Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This report includes materials as exhibits that have been published and made available by British American Tobacco p.l.c. as of February 11, 2022.

The information contained in Exhibit 1 and Exhibit 2 to this Form 6-K is incorporated by reference into the Company’s Form S-8 Registration File Nos. 333-223678, 333-219440 and 333-237186 and Form F-3 Registration Statement File No. 333-232691, and related Prospectuses, as such Registration Statements and Prospectuses may be amended from time to time.

EXHIBIT INDEX

Exhibit	Description

Exhibit 1	Press Release entitled “British American Tobacco Announce Board Changes” dated February 11, 2022.

Exhibit 2	Press Release entitled “Share Buyback Programme” dated February 11, 2022.

Exhibit 3	Press release entitled “Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them” dated February 11, 2022.

Exhibit 4	Press release entitled “Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them” dated February 11, 2022.

Exhibit 5	Press release entitled “Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them” dated February 11, 2022.

Exhibit 6	Press release entitled “Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them” dated February 11, 2022.

Exhibit 7	Press release entitled “Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them” dated February 11, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

British American Tobacco p.l.c.

By:	/s/ Oliver Martin
	Name:	Oliver Martin
	Title:	Assistant Secretary

Date:  February 11, 2022